SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)

Mirati Therapeutics, Inc.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

60468T105

(CUSIP Number)

David A. Brown

Alston & Bird LLP

950 F Street, N.W.

Washington, DC 20004-1404

(202) 756-3463

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 29, 2015

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

CUSIP No. 60468T105	SCHEDULE 13D/A	Page 2 of 12 Pages

1	NAME OF REPORTING PERSONS Boxer Capital, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,264,810*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,264,810*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,264,810*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.1%**
14	TYPE OF REPORTING PERSON (See Instructions) OO

*	= This number includes 264,078 shares of common stock that Boxer Capital has the right to acquire pursuant to the Boxer 2011 Warrant. This number does not include the number of shares of common stock that can be acquired by Boxer Capital upon exercise of the Boxer 2012 Warrant, as such warrant is not currently exercisable and is subject to limitations of ownership as more fully described in Items 4 and 5.
**	= Based on 16,051,007 shares of common stock outstanding which is the sum of (i) 13,536,929 shares of common stock reported to be outstanding as of November 3, 2014 by the Issuer on its Form 10-Q filed with the Securities and Exchange Commission (“SEC”) on November 10, 2014, (ii) 2,250,000 shares of common stock that were issued in the 2015 Offering (defined below) as described in the prospectus of the Issuer, filed pursuant to Rule 424(b)(5) with the SEC on January 29, 2015, and (iii) 264,078 shares of common stock, which Boxer Capital currently has the right to acquire pursuant to the Boxer 2011 Warrant.

CUSIP No. 60468T105	SCHEDULE 13D/A	Page 3 of 12 Pages

1	NAME OF REPORTING PERSONS Boxer Asset Management Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Bahamas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,264,810*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,264,810*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,264,810*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.1%**
14	TYPE OF REPORTING PERSON (See Instructions) CO

*	This number includes 264,078 shares of common stock that Boxer Capital has the right to acquire pursuant to the Boxer 2011 Warrant. This number does not include the number of shares of common stock that can be acquired by Boxer Capital upon exercise of the Boxer 2012 Warrant, as such warrant is not currently exercisable and is subject to limitations of ownership as more fully described in Items 4 and 5.
**	Based on 16,051,007 shares of common stock outstanding which is the sum of (i) 13,536,929 shares of common stock reported to be outstanding as of November 3, 2014 by the Issuer on its Form 10-Q filed with the SEC on November 10, 2014, (ii) 2,250,000 shares of common stock that were issued in the Offering (defined below) as described in the prospectus of the Issuer, filed pursuant to Rule 424(b)(5) with the SEC on January 29, 2015, and (iii) 264,078 shares of common stock, which Boxer Capital currently has the right to acquire pursuant to the Boxer 2011 Warrant.

CUSIP No. 60468T105	SCHEDULE 13D/A	Page 4 of 12 Pages

1	NAME OF REPORTING PERSONS Berkley Capital Management Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Bahamas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 500,000*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 500,000*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 500,000*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.1%**
14	TYPE OF REPORTING PERSON (See Instructions) CO

*	Based on 16,051,007 shares of common stock outstanding which is the sum of (i) 13,536,929 shares of common stock reported to be outstanding as of November 3, 2014 by the Issuer on its Form 10-Q filed with the SEC on November 10, 2014, (ii) 2,250,000 shares of common stock that were issued in the Offering (defined below) as described in the prospectus of the Issuer, filed pursuant to Rule 424(b)(5) with the SEC on January 29, 2015, and (iii) 264,078 shares of common stock, which Boxer Capital currently has the right to acquire pursuant to the Boxer 2011 Warrant.

CUSIP No. 60468T105	SCHEDULE 13D/A	Page 5 of 12 Pages

1	NAME OF REPORTING PERSONS MVA Investors, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 429,340*
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 429,340*
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 429,340*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.7%**
14	TYPE OF REPORTING PERSON (See Instructions) OO

*	This number does not include the number of shares of common stock that can be acquired by MVA Investors upon exercise of the MVA 2011 Warrant (defined below) and the MVA 2012 Warrant (defined below), as such warrants are not currently exercisable and are subject to limitations of ownership as more fully described in Items 4 and 5.
**	Based on 16,051,007 shares of common stock outstanding which is the sum of (i) 13,536,929 shares of common stock reported to be outstanding as of November 3, 2014 by the Issuer on its Form 10-Q filed with SEC on November 10, 2014, (ii) 2,250,000 shares of common stock that were issued in the Offering (defined below) as described in the prospectus of the Issuer, filed pursuant to Rule 424(b)(5) with the SEC on January 29, 2015, and (iii) 264,078 shares of common stock, which Boxer Capital currently has the right to acquire pursuant to the Boxer 2011 Warrant.

CUSIP No. 60468T105	SCHEDULE 13D/A	Page 6 of 12 Pages

1	NAME OF REPORTING PERSONS Joseph Lewis
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,764,810*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,764,810*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,764,810*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.2%**
14	TYPE OF REPORTING PERSON (See Instructions) IN

*	This number includes 264,078 shares of common stock that Boxer Capital has the right to acquire pursuant to the Boxer 2011 Warrant. This number does not include the number of shares of common stock that can be acquired by Boxer Capital upon exercise of the Boxer 2012 Warrant, as such warrant is not currently exercisable and is subject to limitations of ownership as more fully described in Items 4 and 5.
**	Based on 16,051,007 shares of common stock outstanding which is the sum of (i) 13,536,929 shares of common stock reported to be outstanding as of November 3, 2014 by the Issuer on its Form 10-Q filed with the SEC on November 10, 2014, (ii) 2,250,000 shares of common stock that were issued in the Offering (defined below) as described in the prospectus of the Issuer, filed pursuant to Rule 424(b)(5) with the SEC on January 29, 2015, and (iii) 264,078 shares of common stock, which Boxer Capital currently has the right to acquire pursuant to the Boxer 2011 Warrant.

CUSIP No. 60468T105	SCHEDULE 13D/A	Page 7 of 12 Pages

This Amendment No. 1 (“Amendment No. 1”) is an original filing for Berkley Capital Management Ltd. (“Berkley Capital”) and amends and supplements the statement on Schedule 13D filed on November 4, 2013 (the “Original Filing”) by Boxer Capital, LLC (“Boxer Capital”), Boxer Asset Management Inc. (“Boxer Management”), MVA Investors, LLC (“MVA Investors”) and Joseph Lewis (together with Boxer Capital, Boxer Management, MVA Investors and Berkley Capital, the “Reporting Persons”). The Original Filing remains in effect except to the extent that it is amended, restated or superseded by information contained in this Amendment No. 1. Capitalized terms used and not defined in this Amendment No. 1 have the meanings set forth in the Original Filing, as amended.

Item 2. Identity and Background.

This Amendment No. 1 is jointly filed by the Reporting Persons. Boxer Management, a corporation organized under the laws of the Bahamas, is the managing member and majority owner of Boxer Capital, a limited liability company organized under the laws of Delaware. Berkley Capital is a corporation organized under the laws of the Bahamas. Joseph Lewis is the sole indirect owner of and controls Boxer Management and Berkley Capital. Each of Boxer Capital, Boxer Management and Berkley Capital are primarily engaged in the business of investing in securities. Joseph Lewis is a citizen of the United Kingdom and his present principal occupation or employment is engaging in business as a private investor including through the investments of Boxer Capital. MVA Investors, a limited liability company organized under the laws of Delaware, is the independent, personal investment vehicle of certain employees of Boxer Capital and Tavistock Life Sciences Company, which is a Delaware corporation and an affiliate of Boxer Capital, and is controlled by employees of Tavistock Life Sciences Company that are members of MVA Investors. As such, MVA Investors is not controlled by Boxer Capital, Boxer Management, Berkley Capital or Joseph Lewis. MVA Investors is primarily engaged in the business of investing in securities. By virtue of these relationships and pursuant to the SEC’s beneficial ownership rules, Boxer Capital, Boxer Management, Berkley Capital, MVA Investors and Joseph Lewis may be deemed to be members of a group, consisting of the Reporting Persons.

The address of each of Boxer Capital and MVA Investors for purposes of this filing is: 440 Stevens Ave, Suite 100, Solana Beach, CA, 92075. The address of each of Boxer Management, Berkley Capital and Joseph Lewis for purposes of this filing is: c/o Cay House P.O. Box N-7776 E.P. Taylor Drive Lyford Cay, New Providence, Bahamas.

Set forth on Schedule A to this Amendment No. 1, and incorporated herein by reference, is the (a) name, (b) residence or business address, (c) present principal occupation or employment, and (d) citizenship, of each executive officer and director of each of the Reporting Persons, and (e) name of any corporation or other organization in which such occupation or employment is conducted, together with the principal business and address of any such corporation or organization other than Boxer Capital, Boxer Management, Berkley Capital and MVA Investors.

The Reporting Persons have not, during the past five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting, or mandating activities subject to, federal or state securities laws or a finding of any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

The aggregate purchase price of the Common Stock purchased and currently owned by the Reporting Persons is $30,530,652. The source of the funding for the purchases of the Common Stock was the general working capital of Boxer Capital, Berkley Capital and MVA Investors.

Item 4. Purpose of Transaction.

2015 Offering

On January 29, 2015, Boxer Capital and Berkley Capital agreed to purchase 50,000 shares of Common Stock and 500,000 shares of Common Stock, respectively, in the Issuer’s secondary registered offering at $20.00 per share (the “2015 Offering”). The 2015 Offering is expected to close on February 3, 2015. The Reporting Persons acquired their equity positions in the 2015 Offering for investment purposes.

CUSIP No. 60468T105	SCHEDULE 13D/A	Page 8 of 12 Pages

Item 5. Interest in Securities of the Issuer.

All percentages are based on 16,051,007 shares of common stock outstanding which is the sum of (i) 13,536,929 shares of common stock reported to be outstanding as of November 3, 2014 by the Issuer on its Form 10-Q filed with the SEC on November 10, 2014, (ii) 2,250,000 shares of common stock that were issued in the 2015 Offering as described in the prospectus of the Issuer, filed pursuant to Rule 424(b)(5) with the SEC on January 29, 2015, and (iii) 264,078 shares of common stock, which are beneficially owned by Boxer Capital and are subject to the Boxer 2011 Warrant. The shares of Common Stock that Boxer Capital has the right to acquire upon exercise of the Boxer 2012 Warrant are not deemed to be currently beneficially owned by any of the Reporting Persons. The shares of Common Stock that MVA Investors has the right to acquire upon exercise of the MVA 2011 Warrant and the MVA 2012 Warrant are not deemed to be currently beneficially owned by any of the Reporting Persons.

(a) The Reporting Persons may be deemed to beneficially own, in the aggregate, 3,194,150 shares of Common Stock, representing 19.9% of the Issuer’s outstanding Common Stock.

Boxer Capital and Boxer Management beneficially own 2,264,810 shares of Common Stock which represents 14.1% of the Issuer’s outstanding Common Stock. Berkley Capital beneficially owns 500,000 shares of Common Stock which represents 3.1% of the Issuer’s outstanding Common Stock. Joseph Lewis beneficially owns 2,764,810 shares of Common Stock which represents 17.2% of the Issuer’s outstanding Common Stock. MVA Investors beneficially owns 429,340 shares of Common Stock which represents 2.7% of the Issuer’s outstanding Common Stock.

The 2011 Warrants represent a right for Boxer Capital and MVA Investors to purchase 272,882 and 40,875 shares of Common Stock, respectively, at an exercise price of $6.74 (subject to adjustment). The 2011 Warrants are only exercisable to the extent that the holders thereof and their affiliates and joint actors would beneficially own no more than 19.9% of the outstanding Common Stock after exercise.

(b) With respect to any rights or powers to vote, or to direct the vote of, or to dispose of, or direct the disposition of, the Common Stock owned by the Reporting Persons:

(i) Sole power to vote or direct the vote:

MVA Investors has the sole power to vote the 429,340 shares of Common Stock it beneficially owns. Boxer Capital, Boxer Management, Berkley Capital and Joseph Lewis do not have the sole power to vote or direct the vote of any shares of Common Stock.

(ii) Shared power to vote or to direct the vote:

Boxer Capital and Boxer Management have shared voting power with respect to the 2,264,810 shares of Common Stock they beneficially own. Berkley Capital has shared voting power with respect to the 500,000 shares of Common Stock it beneficially owns. Joseph Lewis has shared voting power with respect to the 2,764,810 shares of Common Stock he beneficially owns. MVA Investors does not have shared power to vote or direct the vote of any shares of Common Stock.

(iii) Sole power to dispose or direct the disposition of:

MVA Investors has the sole power to dispose of the 429,340 shares of Common Stock it beneficially owns. Boxer Capital, Boxer Management, Berkley Capital and Joseph Lewis do not have the sole power to dispose or direct the disposition of any shares of Common Stock.

CUSIP No. 60468T105	SCHEDULE 13D/A	Page 9 of 12 Pages

(iv) Shared power to dispose or to direct the disposition of:

Boxer Capital and Boxer Management have shared dispositive power with respect to the 2,264,810 shares of Common Stock they beneficially own. Berkley Capital has shared dispositive power with respect to the 500,000 shares of Common Stock it beneficially owns. Joseph Lewis has shared voting power with respect to the 2,764,810 shares of Common Stock he beneficially owns. MVA Investors does not have shared power to dispose of or direct the disposition of any shares of Common Stock.

(c) Other than the 2015 Offering as described herein, the Reporting Persons have not engaged in any transaction in the Common Stock in the past 60 days.

(d) No other person has the right to receive or the power to direct the receipt of dividends, or proceeds of sale of such securities outlined in this Report.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Except as otherwise described in the Original Filing and herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to Be Filed as Exhibits.

Exhibit 1	Joint Filing Agreement, dated February 2, 2015, among Boxer Capital, Boxer Management, Berkley Capital, MVA Investors and Joseph Lewis

Exhibit 2	Form of Securities Purchase Agreement relating to the 2012 Private Placement, which is incorporated herein by reference to Exhibit 10.2 to the Form 10 filed by the Issuer on May 10, 2013

Exhibit 3	Form of Warrant Certificate issued in connection with the 2011 Private Placement, which is incorporated herein by reference to Exhibit 10.3 to the Form 10 filed by the Issuer on May 10, 2013

Exhibit 4	Form of Warrant Certificate issued in connection with the 2012 Private Placement, which is incorporated herein by reference to Exhibit 10.4 to the Form 10 filed by the Issuer on May 10, 2013

CUSIP No. 60468T105	SCHEDULE 13D/A	Page 10 of 12 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

BOXER CAPITAL, LLC
Date: February 2, 2015

	By:	/s/ Aaron Davis
	Name:	Aaron Davis
	Title:	Authorized Signatory

BOXER ASSET MANAGEMENT INC.

	By:	/s/ Jefferson R. Voss
	Name:	Jefferson R. Voss
	Title:	Director

BERKLEY CAPITAL MANAGEMENT LTD.

	By:	/s/ Jefferson R. Voss
	Name:	Jefferson R. Voss
	Title:	Authorized Signatory

MVA INVESTORS, LLC

	By:	/s/ Christopher Fuglesang
	Name:	Christopher Fuglesang
	Title:	Authorized Signatory

JOSEPH LEWIS

	By:	/s/ Joseph Lewis
Joseph Lewis, Individually

CUSIP No. 60468T105	SCHEDULE 13D/A	Page 11 of 12 Pages

SCHEDULE A

ADDITIONAL INFORMATION CONCERNING THE REPORTING PERSONS

BOXER CAPITAL, LLC

The executive officers and directors of Boxer Capital, LLC are set forth below. The individuals’ business addresses are 440 Stevens Avenue, Suite 100, Solana Beach, CA 92075. Except as otherwise stated, the present principal occupation or employment set forth below opposite the name refers to employment with Boxer Capital, LLC.

Name	Present Principal Occupation or Employment	Citizenship
Shehan Dissanayake	Chief Executive Officer	United States
Aaron Davis	Member	United States
Christopher Fuglesang	Member	United States
Boxer Management	Manager	Bahamas

BOXER ASSET MANAGEMENT INC.

The executive officers and directors of Boxer Asset Management Inc. are set forth below. Each individual’s business address is c/o Cay House P.O. Box N-7776 E.P. Taylor Drive Lyford Cay, New Providence, Bahamas. Except as otherwise stated, the present principal occupation or employment set forth below opposite the name of each person refers to employment with Boxer Asset Management Inc.

Name	Present Principal Occupation or Employment	Citizenship
Joseph Lewis	Director, President	United Kingdom
Jefferson R. Voss	Director, Vice President	United States

BERKLEY CAPITAL MANAGEMENT LTD.

The executive officers and directors of Berkley Capital Management Ltd. are set forth below. Each individual’s business address is c/o Cay House P.O. Box N-7776 E.P. Taylor Drive Lyford Cay, New Providence, Bahamas. Except as otherwise stated, the present principal occupation or employment set forth below opposite the name of each person refers to employment with Berkley Capital Management Ltd.

Name	Present Principal Occupation or Employment	Citizenship
Joseph Lewis	Director, President	United Kingdom
Jason Callender	Director, Vice President and Secretary	Bahamas

MVA INVESTORS, LLC

The executive officers and directors of MVA Investors, LLC are set forth below. Each individual’s business address is 440 Stevens Ave, Suite 100, Solana Beach, CA, 92075. Except as otherwise stated, the present principal occupation or employment set forth below opposite the name refers to employment with MVA Investors, LLC.

Name	Present Principal Occupation	Citizenship
Aaron Davis	Member, Employee of Tavistock Life Sciences Company	United States
Christopher Fuglesang	Member, President, Employee of Tavistock Life Sciences Company	United States
Neil Reisman	Member, Chief Executive Officer, Employee of Tavistock Life Sciences Company	United States
Ivan Lieberburg	Member, Employee of Tavistock Life Sciences Company	United States
Shehan Dissanayake	Member, Manager, Employee of Tavistock Life Sciences Company	United States

CUSIP No. 60468T105	SCHEDULE 13D/A	Page 12 of 12 Pages

EXHIBIT INDEX

Exhibit No.	Description

1	Joint Filing Agreement, dated February 2, 2105, among Boxer Capital, Berkley Capital, MVA Investors, Boxer Management and Joseph Lewis

2	Form of Securities Purchase Agreement relating to the 2012 Private Placement, which is incorporated herein by reference to Exhibit 10.2 to the Form 10 filed by the Issuer on May 10, 2013

3	Form of Warrant Certificate issued in connection with the 2011 Private Placement, which is incorporated herein by reference to Exhibit 10.3 to the Form 10 filed by the Issuer on May 10, 2013

4	Form of Warrant Certificate issued in connection with the 2012 Private Placement, which is incorporated herein by reference to Exhibit 10.4 to the Form 10 filed by the Issuer on May 10, 2013